February 18, 2020

Tara Harkins

Kevin Kuhar

Jeffrey Gabor

Christine Westbrook

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Re:	Burning Rock Biotech Limited Response to the Staff’s Comment on Draft Registration Statement on Form F-1 Confidentially Submitted on November 4, 2019 CIK No. 0001792267

Dear Ms. Harkins, Mr. Kuhar, Mr. Gabor and Ms. Westbrook:

On behalf of our client, Burning Rock Biotech Limited, a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth the Company’s response to comment 14 contained in the Staff’s letter dated December 4, 2019 regarding the Company’s draft registration statement on Form F-1 confidentially submitted to the SEC on November 4, 2019. Concurrently with the submission of this letter, the Company is submitting a revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential non-public review pursuant to the Jumpstart Our Business Startups Act.

To facilitate the Staff’s review, we have separately delivered to the Staff today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the draft registration statement on Form F-1 confidentially submitted to the SEC on January 10, 2020.

Securities and Exchange Commission

February 18, 2020

The Staff’s comment is repeated below in bold and is followed by the Company’s response. We have included page reference in the Revised Draft Registration Statement where the language addressing the comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

The Company has also included in the Revised Draft Registration Statement: (i) its audited consolidated financial statements as of and for the year ended December 31, 2019, and (ii) other information and data to reflect recent developments, including a 2:1 share consolidation effected in February 2020.

* * * *

Securities and Exchange Commission

February 18, 2020

Staff Comment and Company Response

Comment:

14. We note that the estimated fair market value per ordinary share is a significant assumption in your share option grant valuation. Accordingly, please bridge for us the fair value per share determinations used for each option grant subsequent to December 31, 2018 to the current estimated IPO price per share. We will delay our assessment of your response pending inclusion of the estimated IPO price in the filing.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 92 and 93 of the Revised Draft Registration Statement to bridge the fair value per share determination used for option grant subsequent to December 31, 2018 to the fair value per share as of December 31, 2019. The Company will supplementally bridge such determinations to the estimated IPO price per share when the estimated IPO price range becomes available.

Securities and Exchange Commission

February 18, 2020

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852-2532-3783 or via e-mail at szhao@cgsh.com, or Leo Li, the chief financial officer of Burning Rock Biotech Limited, by telephone at +86-185-0164-1666 or via e-mail at leo.li@brbiotech.com, or William Huang, the partner at Ernst & Young Hua Ming LLP, by telephone at +86-20-2881-2888 or via email at William.Huang@cn.ey.com. Ernst & Young Hua Ming LLP is the independent registered public accounting firm of the Company.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By:	/s/ Shuang ZHAO
Shuang ZHAO, a Partner

cc:	Leo Li, Chief Financial Officer, Burning Rock Biotech Limited

Sebastian R. Sperber, Esq., Partner, Cleary, Gottlieb, Steen & Hamilton LLP

Chris K.H. Lin, Esq., Partner, Simpson Thacher & Bartlett LLP

Daniel Fertig, Esq., Partner, Simpson Thacher & Bartlett LLP

William Huang, Partner, Ernst & Young Hua Ming LLP

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